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EXHIBIT (a)(1)(D)

        Offer to Purchase for Cash

All Outstanding Shares of Common Stock
of
Alliance Fiber Optic Products, Inc.
at
$18.50 Per Share
by
Apricot Merger Company
a wholly owned subsidiary of
Corning Incorporated

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, (THE END OF THE DAY) ON MAY 19, 2016, UNLESS THE OFFER IS EXTENDED.

April 21, 2016

To Brokers, Dealers, Commercial Banks,
Trust Companies and Other Nominees:

        We have been appointed by Apricot Merger Company, a Delaware corporation (the "Purchaser"), a wholly owned subsidiary of Corning Incorporated, a New York corporation ("Corning"), to act as Information Agent in connection with the Purchaser's offer to purchase all of the outstanding shares of common stock, par value $0.001 per share, and the related rights to purchase shares of Series A Preferred Stock distributed to the holders of the common stock of Alliance Fiber Optic Products, Inc., Delaware corporation ("AFOP"), pursuant to the Amended and Restated Rights Agreement dated March 10, 2011, between AFOP and American Stock Transfer & Trust Company, LLC, as rights agent (the "AFOP Common Stock" or the "Shares"), of AFOP, at a price of $18.50 per Share (the "Offer Price"), net to the holder thereof in cash, without interest and less any applicable withholding tax, upon the terms and subject to the conditions set forth in the Offer to Purchase (as defined below) and the Letter of Transmittal enclosed herewith.

        Holders of Shares whose certificates representing such Shares ("Certificates") are not immediately available or who cannot deliver their Certificates and all other required documents to the Depositary (as defined below) prior to the expiration of the Offer, or who cannot complete the procedure for book-entry transfer prior to the expiration of the Offer, must tender their Shares according to the guaranteed delivery procedures set forth in Section 3—"Procedures for Accepting the Offer and Tendering Shares" of the Offer to Purchase.

        Please furnish copies of the enclosed materials to those of your clients for whose accounts you hold Shares registered in your name or in the name of your nominee.

        Enclosed herewith for your information and forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee are copies of the following documents:

  1.
  The Offer to Purchase, dated April 21, 2016 (as it may be amended or supplemented, the "Offer to Purchase").

  2.
  The Letter of Transmittal (as it may be amended or supplemented the "Letter of Transmittal") to tender Shares for your use and for the information of your clients.

  3.
  The Notice of Guaranteed Delivery for Shares to be used to accept the Offer if Certificates are not immediately available or if such Certificates and all other required documents cannot be delivered to American Stock Transfer & Trust Company, LLC (the "Depositary") prior to the expiration of the Offer or if the procedure for book-entry transfer cannot be completed by the expiration of the Offer.

  4.
  The letter to stockholders of AFOP from Peter C. Chang, Chief Executive Officer of AFOP and a Member of the AFOP Board of Directors, accompanied by AFOP's Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission.

  5.
  A printed form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients' instructions with regard to the Offer.

        YOUR PROMPT ACTION IS REQUESTED. WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE. PLEASE NOTE THAT THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, (THE END OF THE DAY) ON MAY 19, 2016, UNLESS THE OFFER IS EXTENDED.

        There is no financing condition to the Offer. The Offer is conditioned upon, among other things, (i) the satisfaction of the Minimum Condition (as described below) (ii) any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, having expired or been terminated and (iii) since December 31, 2015, there shall not have occurred any event, change or effect that have had or would have a Material Adverse Effect (as defined in the Merger Agreement) on AFOP. The term "Minimum Condition" is defined in the Offer to Purchase and generally requires that the number of Shares validly tendered and not properly withdrawn prior to the expiration of the Offer which, together with the number of Shares (if any) then beneficially owned by Purchaser otherwise have, directly or indirectly, voting power, represents at least a majority of the Shares then outstanding (determined on a fully diluted basis, but excluding options and other rights to acquire or obligations to issue Shares that are out of the money or not vested and exercisable) (excluding from the number of tendered Shares, but not from the number of outstanding Shares, Shares tendered pursuant to guaranteed delivery procedures (to the extent such procedures are permitted by the Purchaser) that have not yet been received by the depositary for the Offer pursuant to such procedures). The Offer is also subject to other conditions set forth in the Offer to Purchase. See Section 15—"Certain Conditions of the Offer" of the Offer to Purchase.

        The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of April 7, 2016 (as amended and restated, and as it may be amended from time to time, the "Merger Agreement"), by and among AFOP, Corning and the Purchaser. The Merger Agreement provides, among other things, for the making of the Offer by the Purchaser, and further provides that, following the completion or, in certain circumstances, termination of the Offer, upon the terms and subject to the conditions set forth in the Merger Agreement, and pursuant to Section 251(h) of the Delaware General Corporation Law (the "DGCL"), the Purchaser will merge with and into AFOP (the "Merger"), with AFOP continuing as the surviving corporation and a wholly owned subsidiary of Corning.

        On April 7, 2016, the AFOP Board of Directors (the "AFOP Board") unanimously (i) determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and the other transactions contemplated by the Merger Agreement, on the terms and subject to the conditions set forth therein, are fair to and in the best interests of AFOP and its stockholders; (ii) approved and declared advisable and in the best interest of AFOP and its stockholders, the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger; and (iii) resolved to recommend that the holders of Shares accept the Offer and tender their Shares to the Purchaser in the Offer. Accordingly, and for other reasons described in more detail in AFOP's Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 that is being filed with the SEC and, together with this Offer to Purchase, the Letter of Transmittal and other related materials, mailed to the stockholders of AFOP in connection with the Offer, the AFOP Board unanimously recommends that AFOP's stockholders accept the Offer and tender their Shares to the Purchaser pursuant to the Offer.

        In all cases, the Purchaser will pay for Shares purchased pursuant to the Offer only after timely receipt by the Depositary of: (i) Certificates representing such Shares or timely confirmation of a book-entry transfer of such Shares into the Depositary's account at The Depository Trust Company pursuant to the procedures set forth in Section 3—"Procedures for Accepting the Offer and Tendering Shares" of the Offer to Purchase; (ii) a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or an Agent's Message (as defined in Section 2—"Acceptance for Payment and Payment for Shares" of the Offer to Purchase) in connection with a book-entry transfer; and (iii) any other documents required by the Letter of Transmittal.

        Holders of Shares whose Certificates are not immediately available or who cannot deliver their Certificates and all other required documents to the Depositary prior to the expiration of the Offer, or who cannot complete the procedure for delivery by book-entry transfer on a timely basis, must tender their Shares according to the guaranteed delivery procedures set forth in Section 3—"Procedures for Accepting the Offer and Tendering Shares" of the Offer to Purchase. The Purchaser will not pay any fees or commissions to any broker, dealer, commercial bank, trust company or other nominee (other than to the Depositary and the Information Agent) (as described in the Offer to Purchase) for soliciting tenders of Shares pursuant to the Offer. The Purchaser will reimburse you, upon request, for customary clerical and mailing expenses incurred by you in forwarding any of the enclosed materials to your clients. The Purchaser will pay or cause to be paid any stock transfer taxes payable on the transfer of Shares to it, except as otherwise provided in Instruction 6 of the Letter of Transmittal.

        Any inquiries you may have with respect to the Offer should be addressed to the Information Agent at its address and telephone number set forth on the back cover of the Offer to Purchase. Additional copies of the enclosed materials may be obtained from the Information Agent.

Very truly yours,
Georgeson LLC

Nothing contained herein or in the enclosed documents shall make you or any other person, the agent of the Purchaser, Corning, the Depositary or the Information Agent, or any affiliate of any of them, or authorize you or any other person to make any statement or use any document on behalf of any of them in connection with the Offer other than the enclosed documents and the statements contained therein.

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  EXHIBIT (a)(1)(D)